Mail Room 4561

								February 16, 2006

Richard Liebman
Chief Financial Officer
Powerhouse Technologies Group, Inc.
555 Twin Dolphin Drive, Suite 650
Redwood City, California 94065

	Re:   	Powerhouse Technologies Group, Inc.
		Registration Statements on Form SB-2
		Filed on January 20, 2006
		File No. 333-131177

		Form 10-KSB/A for the year ended March 31, 2005
		Form 10-QSB for the period ended September 30, 2005
		File No. 333-05278-NY

Dear Mr. Liebman:

      We have limited our review of the above-referenced Form SB-2 registration statement of Powerhouse Technologies Group, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that there are outstanding comments on the Forms 10-KSB for the period ended March 31, 2005 and 10-QSB for the period ended
September 30, 2005. Please be advised that we will not declare the registration statement effective until all outstanding comments have been resolved.
2. Please update the financial statements pursuant to Rule 310(g) of
Regulation S-B prior to effectiveness.

Selling Stockholders, page 16
3. Identify the natural person or persons who have voting or investment control over each of the entities listed as selling shareholders. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information can be disclosed in footnotes to the selling shareholder table.
4. Please confirm whether any of the selling shareholder entities are registered broker-dealers or affiliates of a registered broker-dealer. If the former, disclose whether the shares were received as compensation for investment banking services or as investment shares.
5. To the extent any of the selling shareholders are affiliates of broker-dealers, disclose and state whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 25
6. We note your discussion regarding short sales on page 26.
Please
confirm that you are aware of Corporation Finance Telephone
Interpretation A. 65 (July 1997) on this issue, which is publicly available on our website.

Undertakings
7. The undertakings required by Item 512 of Regulation S-B have recently been updated. Please update the disclosure to include the currently required undertaking outlined in paragraph (g) of Item 512.
8. In addition, provide the undertaking outlined in Item 512(e), as you will be requesting acceleration of the effective date of the above-cited registration statement.

Form 10-KSB/A for the year ended March 31, 2005

Controls and Procedures
9. You state that management evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this "Quarterly Report." Please amend the filing to clarify that the evaluation relates to the period covered by the annual report, or March 31, 2005. Your amended Form 10-KSB should continue to provide information as of the period covered by that report. In this regard we note you deleted one of the material weaknesses that had initially been identified, i.e., lack of audit committee. If this was in fact a material weakness at March 31, 2005, it should continue to be disclosed in any amendments to the 10-
KSB
10. Further, the conclusion of management as to the effectiveness of the disclosure controls and procedures is given "as of September 30,
2005." Please revise the disclosure to provide the conclusion of management as to the effectiveness of the disclosure controls and procedures "as of the end of the period covered by the report," or March 31, 2005. See Rule 13a-15(b) of the Exchange Act. If you intend to provide an update with respect to the efforts you have made in the intervening period to address the material weaknesses identified, provide clear disclosure to this effect and indicate whether, as of a more recent date, management continues to conclude that the disclosure controls and procedures were not effective.
11. Similarly, your disclosure regarding changes in internal control over financial reporting currently refers to changes made "[d]uring the quarter ended September 30, 2005." Please revise to specify those changes made in the fourth quarter ended March 31, 2005.
See
Rule 13a-15(d) of the Exchange Act. Changes made in the quarter ended September 30, 2005 should be discussed in the appropriate quarterly report and not in the amended Form 10-KSB.
12. We note that your discussion regarding your efforts to address the material weaknesses refers to corrective actions, "including" the steps you specify. Please confirm whether the corrective actions identified constitute all of the corrective actions taken and expected to be taken to address the weaknesses. Further, disclose the costs associated with the corrective actions taken and expected to be taken by the company, if material. Please also amend the Form
10-QSB, as appropriate.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or Anne Nguyen, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned at
202-551-3730.
								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  404-233-2188
      Robert B. Goldberg, Esq.
      Ellis Funk, P.C.
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Richard Liebman
Powerhouse Technologies Group, Inc.
February 16, 2006
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